PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated May 22, 2023 and Prospectus Supplement dated August 7, 2023)	Registration No. 333-271706 April 5, 2024

NANOVIRICIDES, INC.

Up to $5,049,574 of Common Stock

We previously entered into an At Market Issuance Sales Agreement (the “Original Sales Agreement”) with EF Hutton LLC (formerly Kingswood Capital Markets, a division of Benchmark Investments, Inc.) and B. Riley Securities, Inc. as sales agents, pursuant to which we may sell an aggregate of up to $50,000,000 of our common stock in “at the market offerings.” On July 13, 2023, B. Riley Securities, Inc. delivered to us a notice to terminate the Original Sales Agreement with respect to itself, which termination became effective on July 13, 2023, leaving EF Hutton LLC as the sole sales agent.

This prospectus supplement (the “Supplement”) supplements the prospectus supplement (the “Prospectus Supplement”), dated August 7, 2023, providing for the offer and sale of shares of our common stock, par value $0.00001 per share, from time to time through or to EF Hutton LLC. This Supplement is being filed to reflect the execution of an At Market Issuance Sales Agreement (the “Sales Agreement”) with EF Hutton LLC as the sole sales agent pursuant to which this offering is now being conducted. Accordingly, each reference in the Prospectus Supplement to the term “agents” or “sales agents” is hereby amended to refer to EF Hutton LLC as the sole sales agent.

In addition, the list of agents on the front cover of the Prospectus Supplement is hereby amended and restated as follows:

EF Hutton

In addition, the list of agents on the back cover of the Prospectus Supplement is hereby amended and restated as follows:

EF Hutton

The aggregate market value of our outstanding common stock held by non-affiliates, or the public float, as of the date hereof pursuant to General Instruction I.B.6. of Form S-3, was approximately $15,163,887, which was calculated based upon 11,068,531 shares of our outstanding common stock held by non-affiliates at a price of $1.37 per share, the closing price of our common stock on April 4, 2024 (which was the highest closing sale price of our common stock on the NYSE American within 60 days prior to the date hereof). Accordingly, based on our public float of $15,163,887 as of the date hereof, and in accordance with General Instruction I.B.6 of Form S-3, we may sell our securities in a public primary offering with a value not to exceed $5,049,574 (which is less than one-third of our public float) in any 12 calendar month period. We have not sold any of our securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement. Therefore, we may currently offer and sell shares of our common stock having an aggregate offering price of up to $5,049,574 in any 12 calendar month period from time to time through or to EF Hutton LLC in accordance with the Sales Agreement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million.

Sales of our common stock, if any, under this Supplement, the Prospectus Supplement and the base prospectus will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. This Supplement should be read in conjunction with the Prospectus Supplement, the base prospectus, and any additional prospectus supplement or amendment.